DEUTSCHE BANK AKTIENGESELLSCHAFT
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director Division of Corporation Finance
September 23, 2011

Re:	Deutsche Bank Aktiengesellschaft Form 20-F for Fiscal Year Ended December 31, 2010 Filed March 15, 2011 Form 6-K Filed July 26, 2011 File No. 001-15242
Ladies and Gentlemen:
We have received your letter, dated September 20, 2011, providing comments on our Form 20-F for the Fiscal Year Ended December 31, 2010 and our Interim Report as of June 30, 2011 filed under Form 6-K.
You have requested that we respond to your letter within 10 business days. We wish to advise that Monday October 3, 2011 is a public holiday in Germany and further request a comment period extension of 5 business days. If you agree to this request, we will respond to your letter on or before Wednesday October 12, 2011.
Should you have any questions or comments, please feel free to contact me (ph: +44(20)754-76640; fax: +44(20)754-53607; e-mail: charlotte.jones@db.com).
Deutsche Bank Aktiengesellschaft
/s/ Charlotte Jones
Charlotte Jones
Chief Financial Officer - Group Reporting